April 14, 2011

Via EDGAR

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:         Sport Chalet, Inc.
Form 10-K for Fiscal Year Ended March 28, 2010
Filed June 18, 2010
Definitive Proxy Statement on Schedule 14A
Filed June 30, 2010
Form 10-Q for Fiscal Quarter Ended June 27, 2010
Filed August 6, 2010
Form 10-Q for Fiscal Quarter Ended September 26, 2010
Filed November 10, 2010
Form 10-Q for Fiscal Quarter Ended December 26, 2010
Filed February 3, 2011
File No. 000-20736

Dear Ms. Thompson:

We have received the letter dated April 1, 2011 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-captioned reports.  The purpose of this letter is to confirm my conversation with Sondra Snyder on Thursday, April 14, 2011, during which it was agreed that Sport Chalet would provide its response to the Staff‘s letter on or before Friday, April 29, 2011.

Sincerely,

/s/ Howard Kaminsky

Howard Kaminsky
Executive Vice President - Finance,
Chief Financial Officer and Secretary

One Sport Chalet Drive, La Canada, CA  91011 ● Phone:  818-949-5300 Fax:  818-949-5301
www.sportchalet.com ● Publicly traded on NASDAQ: SPCHA, SPCHB